FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 2, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

Petrobras Energía S.A., Company controlled by Petrobras Energía Participaciones S.A., has issued the following press release:

ISSUANCE OF US$ 300 MILLION NOTES

Buenos Aires, May 2, 2007 – Petrobras Energía S.A. (Buenos Aires: PESA) (the “Issuer”) informs that, based on the offerings received, it has determined on this date the terms and conditions relating to the US$ 300 million Series “S” Notes (the “Notes”) due 2017, with an interest coupon of 5.875% p.a., at a price of 99.617%, and with a annual yield to investors of 5.926%. Interest will be payable semiannually and principal will be repaid in a single installment at maturity. The Notes are expected to be issued on May 7, 2007 and the proceeds of the offering may be used for: working capital in Argentina and/or investments in tangible assets located in Argentina and/or debt refinancing.

The Notes will be supported by a Standby Purchase Agreement provided by PESA’s  ultimate controlling shareholder, Petroleo Brasileiro S.A. (PETROBRAS). Pursuant to this Agreement, in the event the Issuer fails to make payment of principal, interest or any other amount owed by the Issuer in connection with the Notes, PETROBRAS is obligated to purchase the rights of noteholders to receive such payments on the Notes.

The Notes were rated Baa2 and BBB- (“Investment Grade”) by Moody’s Investors Service and Standard & Poor’s  Ratings Services, respectively.

The Notes were offered both in the domestic and international capital markets to individual and institutional investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/02/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney